As filed with the Securities and Exchange Commission on September 10, 2010

                                                    1933 Act File No. 333-168382
                                                     1940 Act File No. 811-03763



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 709

     B.   Name of Depositor: CLAYMORE SECURITIES, INC.

     C.   Complete address of Depositor's principal executive offices:

                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   Name and complete address of agents for service:

         CLAYMORE SECURITIES, INC.
         Attention:  Kevin Robinson, Esq.
         Senior Managing Director, General Counsel and Secretary
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention:  Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this filing will become effective on September 10, 2010 at 3:00 P.M. Eastern Time pursuant to Rule 487.




               Claymore Securities Defined Portfolios, Series 709


            Claymore/Guggenheim Build America Bonds Trust, Series 4



                                 CLAYMORE LOGO

                                GUGGENHEIM LOGO



  A portfolio of long-term investment-grade taxable municipal bonds, primarily consisting of Build America Bonds, selected by Claymore Securities, Inc.

                                   Prospectus
                            Dated September 10, 2010

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



================================================================================
INVESTMENT SUMMARY

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                                    Overview

     Claymore Securities Defined Portfolio, Series 709, is a unit investment trust that consists of Claymore/Guggenheim Build America Bonds Trust, Series 4 (the "trust"). Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trust.

     The trust is scheduled to terminate in approximately 32 years.

                              Investment Objective

     The trust seeks to provide a high level of current income and to preserve capital by investing in a portfolio of long-term investment-grade taxable municipal bonds that are principally Build America Bonds.

                         Principal Investment Strategy

     As of the trust's initial date of deposit (the "Inception Date"), the trust will invest in a portfolio of taxable municipal bonds, of which at least 80% of its assets will be invested in Build America Bonds. The sponsor will select bonds that it believes have the best chance to meet the trust's investment objective over its life.

     Municipal bonds are debt instruments issued by state and local governments to raise money for various public works projects such as highways, airports and schools.

     With the signing into law of the American Recovery and Reinvestment Act of 2009 (the "Recovery Act"), an entirely new type of taxable municipal bond, known as "Build America Bonds," was created. Build America Bonds are largely similar to traditional tax-exempt municipal bonds except that the interest is taxable at the federal, and possibly state and local, levels and they provide a government subsidy feature to the issuer. The federal government reimburses the municipality for 35% (45% in the case of certain bonds) of the interest paid on Build America Bonds issued through 2010. More specifically, a Build America Bond is defined as any obligation (other than a private activity bond) if (i) the interest on such obligation would, but for the new provisions, be excludable from gross income under Section 103 of the Internal Revenue Code, (ii) such obligation is issued before January 1, 2011 and (iii) the issuer makes an irrevocable election to have the new tax credit provision apply. The subsidy provided by the government will allow issuers to offer higher interest rates on bonds than they do on their tax-free debt, while offsetting some or all of the additional financing burden. The available subsidy for any applicable bond in the portfolio will be paid to the bond issuers only; neither the trust nor unitholders will be entitled to a tax credit.

     The Build America Bonds market is smaller and less diverse than the broader municipal bonds market. In addition, because Build America Bonds are a new form of municipal financing and because bonds issued after December 31, 2010 currently will not qualify as Build America Bonds unless the relevant provisions of the Recovery Act are extended, it is difficult to predict the extent to which a market for such bonds will develop. Therefore, Build America Bonds may experience greater illiquidity than other types of municipal bonds.

     As of the Inception Date, all of the bonds in the portfolio were rated investment-grade quality by at least one nationally recognized statistical rating organization. Such ratings relate to the underlying bonds and not the units of the trust. After the Inception Date, a bond's rating may be lowered. See "Description of Bond Ratings" for additional information.

     Certain bonds in the trust may be covered by insurance policies obtained from municipal bond insurers identified in "Trust Portfolio," which guarantee payment of principal and interest on the bonds when due. As a result of such insurance, the insured bonds have received ratings that may reflect the creditworthiness of the bond issuer. Please note that the insurance relates only to the insured bonds in the trust and not to the units or the market value of the bonds or of the units.

     The trust intends to pay interest distributions each month and expects to prorate the interest distributed on an annual basis; see "Distributions." The record dates and distribution dates for principal and interest distribution dates are the 15th and 25th of each month, respectively. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

     The sponsor has selected Guggenheim Partners Asset Management, LLC ("GPAM"), a wholly-owned subsidiary of Guggenheim Partners, LLC, to assist the sponsor with the selection of the trust's portfolio.

                                 Bond Selection

     The sponsor considered the following factors, among others, in selecting the bonds:

     o The bonds must be rated as investment-grade or above by at least one nationally recognized statistical rating organization;

     o The price of the bonds relative to other bonds with comparable characteristics;

     o The diversification of bonds with respect to the issuer with no one issuer comprising more than 20% of the final portfolio;

     o Attractiveness of the interest payments relative to bonds with similar characteristics; and

     o The potential for early return of principal or any event risk which could have a negative impact on the price of the bonds.

                               Guggenheim Partners
                          Asset Management, LLC (GPAM)

     Guggenheim Partners Asset Management, LLC, is a wholly-owned subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of an elite mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a wholly-owned subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
               Essential Information
             (as of the Inception Date)

Inception Date
  (Initial Date of Deposit)   September 10, 2010

First Settlement Date         September 15, 2010

Unit Price                             $1,003.22

Mandatory
  Termination Date                August 1, 2042

Distribution Date         25th day of each month
           (commencing October 15, 2010, if any)

Record Date               15th day of each month
           (commencing October 15, 2010, if any)

Evaluation Time    As of the close of trading of
                     the New York Stock Exchange
              (normally 4:00 p.m. Eastern Time).
            (However, on the first day units are
             sold the Evaluation Time will be as
              of the close of trading on the New
             York Stock Exchange or the time the
           registration statement filed with the
              Securities and Exchange Commission
                   becomes effective, if later.)

CUSIP Numbers

Cash Distributions
Standard Accounts                      18387R105
Fee Account Cash                       18387R113

Ticker                                    CGBADX

Dollar Weighted Average Maturity
  of Bonds in the Trust              26.17 years

Minimum Principal Distributions   $1.00 per unit

Minimum Par Value of the Bonds
  in the Trust under which the
  Trust Agreement may be
  Terminated                       $200 per unit

                 Types of Bonds

                                     Approximate
Type of Issuer              Portfolio Percentage*
---------------------       --------------------
General                                    14.43%
General Obligation                         30.59
Higher Education                            3.58
Medical                                     2.51
School District                            25.94
Transportation                             19.37
Water                                       3.58
                                          ------
Total                                     100.00%
                                          ======

                  Bond Ratings

                                     Approximate
Standard & Poor's           Portfolio Percentage*
---------------------       --------------------
AAA                                        33.44%
AA                                         29.28
AA-                                         7.10
A+                                          6.93
A                                           7.39
A-                                          3.66
BBB+                                        0.74
NR                                         11.46
                                          ------
Total                                     100.00%
                                          ======

             States and Territories

                                     Approximate
State or Territory          Portfolio Percentage*
---------------------       --------------------
California                                 10.92%
Florida                                    10.86
Hawaii                                      3.67
Illinois                                   2.80
Kansas                                      3.39
Louisiana                                   1.77
Massachusetts                               3.30
Michigan                                    7.10
New Jersey                                  4.13
New York                                   15.23
North Carolina                              3.52
Ohio                                        9.04
South Carolina                              3.45
Texas                                       7.17
Virginia                                    6.79
Washington                                  3.58
Wisconsin                                   3.28
                                          ------
Total                                     100.00%
                                          ======
Minimum Investment

All accounts                              1 unit

* Based upon fair value.
--------------------------------------------------------------------------------




Claymore/Guggenheim Build America Bonds Trust, Series 4
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
As of the Inception Date, September 10, 2010
-------------------------------------------------------------------------------------
Principal Amount of Bonds in Trust(1):                                 $ 13,890,000
Number of Units:                                                             14,875
Fractional Undivided Interest in Trust per Unit:                           1/14,875
Principal Amount of Bonds per Unit(1):                                 $     933.78
Public Offering Price:
      Aggregate Offering Price of Bonds in the Portfolio:              $ 14,874,052
      Aggregate Offering Price of Bonds per Unit:                      $     999.94
      Organization Costs per Unit(2):                                  $       3.28
      Public Offering Price per Unit:                                  $   1,003.22
      Deferred Sales Charge of $49.00 per unit:                        $      49.00
Redemption Price per Unit(3):                                          $     947.21
Excess of Public Offering Price Over Redemption Price per Unit:        $      56.01
Estimated Annual Interest Income per Unit
   (includes cash income accrual only):                                $      54.62
Less Estimated Annual Expenses per Unit:                               $       2.42
                                                                       ------------
Estimated Net Annual Interest Income per Unit(4):                      $      52.21
                                                                       ------------
Estimated Daily Rate of Net Interest Accrual per Unit(5):              $    0.15283
Estimated Current Return Based on Public Offering Price
   (includes cash income accrual only)(6):                                     5.20%
Estimated Long-Term Return(6):                                                 4.97%
Estimated Interest Distributions per Unit(7):
o Date of First Distribution:                                      October 25, 2010
o Amount of First Distribution:                                        $       4.58
o Record Date of First Distribution:                               October 15, 2010
o Date of Regular Distribution:                                  25th of each Month
o Amount of Regular Distribution:                                      $       4.35
o Record Date of Regular Distribution:                           15th of each Month

(1) Represents the principal amount of the underlying bonds held in the trust as of the Inception Date and does not take into account the impact of the sale of bonds to pay the deferred sales fee or any expenses of the trust. Bonds will be sold to pay the deferred sales fees, to meet redemptions, to pay expenses and in other limited circumstances. The sale of bonds will affect the principal amount of bonds included in the trust and the principal amount of bonds per unit. Units of the trust, when redeemed or upon termination, may be worth more or less than their original cost and there can be no assurance that a unitholder will receive the principal amount of bonds at any particular point in time.

(2) During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust.

(3) Based upon the bid prices of the bonds plus the organization costs per unit less the deferred sales charge. Upon tender for redemption, the price to be paid will include accrued interest as described in "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit."

(4) Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Income per Unit also assumes the sale of securities as needed to allow the trust to pay the deferred sales fee.

(5) Estimated Daily Rate of Net Interest Accrual per Unit is calculated as of the Inception Date and does not take into account the sale of trust securities necessary to pay the deferred sales fee.

(6) See "Estimated Current Return and Estimated Long-Term Return to Unitholders" for an explanation of estimated current return and estimated long-term return.

(7) Distributions, if any, will be made monthly commencing October 25, 2010. The amount of distributions of the trust may be lower or greater than the above stated amounts due to certain factors that may include, but are not limited to, changes in distributions paid by issuers, deduction of trust expenses or the sale or maturity of trust securities in the portfolio. In particular, trust securities will be sold to pay the deferred sales fee and under other circumstances. Fees and expenses of the trust may vary as a result of a variety of factors including the trust's size, redemption activity, brokerage and other transaction costs and extraordinary expenses.


                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. The value of the units and the bonds held in the portfolio can each decline in value. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o The sponsor does not actively manage the portfolio. Because the portfolio is fixed and not managed, in general, the sponsor only sells bonds at the trust's termination or in order to meet redemptions, for tax purposes or to pay sales charges and expenses. As a result, the price at which a bond is sold may not be the highest price the trust could have received during the life of the trust.

     o No assurance can be given that the trust's investment objective will be achieved. This objective is subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o An issuer or an insurer of the bonds may be unwilling or unable to make principal payments and/or interest payments in the future, may call a security before its stated maturity or may reduce the level of payments made. This may result in a reduction in the value of your units.

     o The financial condition of an issuer or an insurer of the bonds may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Municipal bonds are fixed-rate debt obligations that generally decline in value with increases in interest rates, an issuer's or an insurer's worsening financial condition or a drop in bond ratings. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

     o Certain municipal bonds may be rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Any issuer of a Build America Bond in the trust portfolio that fails to continue to meet the requirements imposed by the Recovery Act may not receive federal cash subsidy payments, which could impair the issuer's ability to make scheduled interest payments.

     o Changes in the tax treatment of bonds either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws may have an adverse impact on the value of the units and the bonds held in the trust.

     o The income generated by the trust may be reduced over time in response to bond sales, changes in distributions paid by issuers, unit redemptions and expenses.

     o The trust may sell bonds to meet redemptions, to pay deferred sales fees and expenses, for credit issues and in other circumstances. Accordingly, the size, diversity, composition, returns and income generated by the trust may be adversely affected. In addition, such sales of bonds may be at a loss. If such sales are substantial enough, provisions of the trust's indenture could cause a complete and unexpected liquidation of the trust before its scheduled maturity, resulting in unanticipated losses for investors.

     o Certain of the bonds included in the trust may be original issue discount bonds, as noted in "Trust Portfolio." These bonds may be subject to greater price fluctuations with changing interest rates and contain additional risks.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" for additional information.

                                 Distributions

     Holders of units will receive interest payments from the trust each month. The trust prorates the interest distributed on an annual basis. Annual interest distributions are expected to vary from year to year. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature.

     Each unit of the trust at the Inception Date represents the fractional undivided interest in the principal amount of underlying bonds set forth in the "Trust Portfolio" and net income of the trust.

                                Market for Units

     The sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will generally be at prices based upon the aggregate bid price of the underlying bonds, however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the sponsor stops repurchasing units, a unitholder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the trustee of the trust (the "trustee"). The price received from the trustee by the unitholder for units being redeemed is generally based upon the aggregate bid price of the underlying bonds. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

                               Who Should Invest

     You should consider this investment if:

     o You want to own a defined portfolio of long-term investment-grade taxable municipal bonds;

     o    The trust is part of a longer-term investment strategy; and

     o    You are seeking capital preservation.

     You should not consider this investment if:

     o You are uncomfortable with the risks associated with a defined portfolio of taxable municipal bonds; or

     o You are uncomfortable with the risks of an unmanaged investment in securities.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $1,000 unit price. Actual expenses may vary.

                              Percentage
                               of Public
                               Offering     Amount
Investor Fees                  Price (1)   Per Unit
----------------------------  -----------  --------
Initial sales fee
  paid on purchase                0.00%   $  0.00
Deferred sales fee (1) (2)        4.90      49.00
                               =======    =======
Maximum sales fee (1)             4.90%   $ 49.00
                               =======    =======
Estimated organization
  costs (3)                     $ 3.28
                               =======

                              Approximate
Annual Fund                   % of Public
Operating                       Offering    Amount
Expenses                        Price (4)  Per Unit
----------------------------  -----------  --------
Trustee's fee (5)(6)             0.093%    $ 0.93
Sponsor's supervisory fee (5)    0.030       0.30
Evaluator's fee (5)              0.035       0.35
Bookkeeping and
  administrative fee (5)         0.035       0.35
Estimated other trust
  operating expenses (7)         0.049       0.49
                               -------    -------
 Total                           0.242%   $  2.42
                               =======    =======

(1) The deferred sales fee is a fixed dollar amount equaling $49.00 per unit. Because of this, the maximum sales fee, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. Assuming a Public Offering Price of $1,000 per unit, the maximum sales fee will be 4.90% of the Public Offering Price per unit. If the price you pay for your units exceeds $1,000 per unit, the maximum sales fee will be less than 4.90% of the Public Offering Price. However, if the price you pay for your units is less than $1,000 per unit, the maximum sales fee will not exceed 4.90% of the Public Offering Price.

(2) The deferred sales fee will be deducted in four monthly installments commencing January 2011 and ending April 2011 ($12.25 on the last business day of each month). If units are redeemed prior to the deferred sales charge period, the entire deferred sales fee will be collected. If you purchase units in the secondary market, your maximum sales fee will be 4.90% of the Public Offering Price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 4.90% of the Public Offering Price and the maximum remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 4.90% of the Public Offering Price per unit.

(3) The estimated organization costs include the amount per unit paid by the trust at the end of the initial offering period or after six months, at the discretion of the sponsor.

(4) Based on a unit with a $1,000 per unit Public Offering Price as of the Inception Date.

(5) The trustee's fees and the sponsor's evaluation fee are based on the principal amount of the bonds in the trust on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee and the bookkeeping and administrative fee are based on the largest number of units in the trust at any time during that period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units will decrease during that period. The sponsor serves as the evaluator.

(6) During the first year the trustee may reduce its fee by a nominal amount that relates to the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds. Should the interest exceed this amount, the trustee will reduce its fee up to its annual fee. After the first year, the trustee's fee will be the amount indicated above.

(7) The estimated trust operating expenses are based upon an estimated trust size of approximately $15 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $  547
3 years     596
5 years     650
10 years    809

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the trust or that broker-dealers may charge for processing redemption requests.



                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 709
Claymore/Guggenheim Build America Bonds Trust, Series 4
As of the Inception Date, September 10, 2010
------------------------------------------------------------------------------------------------------------------------
                                                                        1st Optional
Aggregate                                                               Redemption                   Cost To
Principal Company Name (1)                                              Provisions (2)      S&P (3)  Portfolio (4)(5)(6)
------------------------------------------------------------------------------------------------------------------------
            Municipal Bonds (100%)
$   500,000 State of Hawaii, General Obligation Bonds of 2010, Taxable
              Series DX (Build America Bonds)
              5.33% Due 2/1/2026 (7)(8)................................                       AA      $    545,975
    500,000 Texas Transportation Commission, State Highway Funds
              First Tier Revenue Bonds, Taxable Series 2010 (Build
              America Bonds)
              5.178% Due 4/1/2030 (7)(8)...............................   4/1/2027 @ 100 S.F. AAA          544,120
    500,000 Town of Huntersvlle, North Carolina, Taxable General
              Obligation Bonds, Series 2010B                              6/1/2020 @ 100
              5.40% Due 6/1/2030 (8)...................................   6/1/2028 @ 100 S.F. AAA          524,045
    455,000 County of Prince William, Virginia, General Obligation Public
              Improvement Bonds, Series 2010B (Build America Bonds)       8/1/2020 @ 100
              5.308% Due 8/1/2030 (8)(10)..............................   8/1/2026 @ 100 S.F. NR           476,785
    500,000 City of Columbus, Ohio, General Obligation Bonds (Various
              Purpose Unlimited Tax Build America Bonds)
              Series 2010C                                                6/1/2020 @ 100
              5.55% Due 6/1/2031 (8)...................................   6/1/2030 @ 100 S.F. AAA          521,180
    500,000 Bamberg-Ehrhardt School District Number 1 of Bamberg
              County, South Carolina, General Obligation Bonds.
              Series 2010B (Build America Bonds)
              5.65% Due 6/1/2031 (8)(9)(10)............................   6/1/2020 @ 100      NR           513,140
    500,000 Commonwealth of Massachusetts, General Obligation Bonds,
              Consolidated Loan of 2010, Series D (Build America
              Bonds)
              4.50% Due 8/1/2031 (7)(8)................................   8/1/2028 @ 100 S.F. AA           490,340
    500,000 State of Illinois, General Obligation Bonds, Pension Funding
              Series of June 2003
              5.10% Due 6/1/2033.......................................   6/1/2024 @ 100 S.F. A+           416,765
    500,000 State of California, Various Purpose General Obligation Bonds
              (Build America Bonds)
              7.50% Due 4/1/2034 (7)(8)................................                       A-           544,535
    500,000 Santa Monica-Malibu Unified School District (Los Angeles
              County, California) Election of 2006 General Obligation
              Bonds, Series C-1 (Build America Bonds)                     7/1/2020 @ 100
              6.634% Due 7/1/2035 (8)..................................   7/1/2031 @ 100 S.F. AA           536,480
    500,000 State of Kansas, Department of Transportation, Taxable
              Highway Revenue Bonds, Series 2010A (Build
              America Bonds)
              4.596% Due 9/1/2035 (7)(8)...............................   9/1/2031 @ 100 S.F. AAA          504,855
    500,000 New York City Transitional Finance Authority, Future Tax
              Secured Bonds Fiscal 2011 Series A, Sub-Series A-1
              (Build America Bonds)
              5.508% Due 8/1/2037 (7)(8)...............................   8/1/2031 @ 100 S.F. AAA          518,535




                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 709
Claymore/Guggenheim Build America Bonds Trust, Series 4
As of the Inception Date, September 10, 2010
------------------------------------------------------------------------------------------------------------------------
                                                                        1st Optional
Aggregate                                                               Redemption                   Cost To
Principal Company Name (1)                                              Provisions (2)      S&P (3)  Portfolio (4)(5)(6)
------------------------------------------------------------------------------------------------------------------------
$   500,000  South San Antonio Independent School District (A Political
               Subdivision of the State of Texas located in Bexar County,
               Unlimited Tax School Building Bonds, Taxable
               Series 2010 (Build America Bonds)                          8/15/2020 @ 100
               5.74% Due 8/15/2037 (8)(9)..............................   8/15/2035 @ 100 S.F.  AAA     $    522,110
    500,000  New York State Urban Development Corporation, State
               Personal Income Tax Revenue Bonds (General
               Purpose) Series 2009E (Build America Bonds)
               5.77% Due 3/15/2039 (7)(8)..............................   3/15/2024 @ 100 S.F.  AAA          528,155
    900,000  School District of the City of Detroit, (County of Wayne,
               State of Michigan) School Building and Site Bonds,
               Unlimited Tax General Obligation, Series 2009B,
               Build America Bonds
               7.747% Due 5/1/2039 (7)(8)(9)...........................   5/1/2020 @ 100 S.F.   AA-         1,055,475
    500,000  State of Florida, Full Faith and Credit, State of Board of
               Education, Public Education Capital Outlay Bonds,
               Series F (Build America Bonds)                             6/1/2019 @ 100
               5.80% Due 6/1/2039 (8)*.................................   6/1/2030 @ 100 S.F.   AAA          515,865
   1,000,000 Metropolitan Transportation Authority, New York, Dedicated
               Tax Fund Bonds, Series 2009C (Build America Bonds)
               7.336% Due 11/15/2039 (7)(8)............................   11/15/2037 @ 100 S.F. AA          1,217,740
    500,000  New Jersey Turnpike Authority, Turnpike Revenue Bonds,
               Series 2009F (Build America Bonds)
               7.414% Due 1/1/2040 (7)(8)..............................   1/1/2037 @ 100 S.F.   A+           614,325
    100,000  County of Cuyahoga, Ohio, Hospital Revenue Bonds, Taxable
               Series 2009B (The Metrohealth System) (Build America
               Bonds)
               8.223% Due 2/15/2040 (7)(8).............................   2/15/2030 @ 100 S.F.  BBB+         109,657
   1,000,000 City of Orlando, Florida, Community Redevelopment Agency,
               Taxable Tax Increment Revenue Bonds, Series 2010B
               (Downtown District - Build America Bonds)                  9/1/2020 @ 100
               7.784% Due 9/1/2040 (8).................................   9/1/2031 @ 100 S.F.   A          1,099,650
    500,000  Rector and Visitors of the University of Virginia, Taxable
               General Revenue Pledge, Series 2010 (Build America
               Bonds)
               5.00% Due 9/1/2040 (7)(8)...............................                         AAA          532,725
    685,000  Circleville School District, Pickaway County, Ohio, School
               Facilities Construction and Improvement Bonds,
               Series 2010C (Build America Bonds)                         5/1/2020 @ 100
               6.30% Due 11/1/2040 (8)(9)(10)..........................   11/1/2037 @ 100 S.F.  NR           713,564
    500,000  City of Tacoma, Washington, Regional Water Supply System
               Revenue Bonds, Series 2010B (Build America Bonds)
               5.621% Due 12/1/2040 (7)(8).............................   12/1/2031 @ 100 S.F.  AA           533,210



                           Trust Portfolio (continued)

Claymore Securities Defined Portfolios, Series 709
Claymore/Guggenheim Build America Bonds Trust, Series 4
As of the Inception Date, September 10, 2010
------------------------------------------------------------------------------------------------------------------------
                                                                        1st Optional
Aggregate                                                               Redemption                   Cost To
Principal Company Name (1)                                              Provisions (2)      S&P (3)  Portfolio (4)(5)(6)
------------------------------------------------------------------------------------------------------------------------
$   500,000  State of Wisconsin, General Obligation Bonds of 2010,
               Series D (Taxable)                                         5/1/2021 @ 100
               5.10% Due 5/1/2041 (8)*.................................   5/1/2033 @ 100 S.F. AA      $     488,645
    250,000  Hospital Service District No.1 of the Parish of Tangipahoa,
               State of Louisiana, Taxable Hospital Revenue Bonds,
               Series 2009A (North Oaks Health System Project -
               Build America Bonds) Assured Guaranty Insured
               2/1/2020 @ 100
               7.20% Due 2/1/2042 (8)..................................   2/1/2030 @ 100 S.F. AAA           262,760
    500,000  Los Angeles Community College District (Los Angeles
               County, California) General Obligation Build
               America Bonds, 2008 Election, 2010 Taxable
               Series E
               6.60% Due 8/1/2042 (7)(8)...............................   8/1/2039 @ 100 S.F. AA            543,416
-----------                                                                                          --------------
$13,890,000                                                                                          $   14,874,052
===========                                                                                          ==============

(1) Bonds of these issuers are all represented by "regular way" or "when issued" contracts to purchase bonds. All contracts to purchase the bonds were entered into on September 7, and September 8, 2010. All contracts are expected to be settled prior to or on September 13, 2010.

(2) If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The tax effect on unitholders of such redemptions and resultant distributions is described in the section entitled "Tax Status."

(3) The Standard & Poor's municipal bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a bond, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings."

(4) See Note (1) to "Statement of Financial Condition" regarding cost of bonds. The prices used to determine the Cost to Portfolio was determined as of the open of trading on the Inception Date. The sponsor is responsible for initially acquiring the bonds that it selects for the trust and will deliver the bonds or arrange for the delivery of the bonds to the trust on the Inception Date at a price determined by the evaluator based upon the "offered side" prices provided by Standard & Poor's Securities Evaluations, an independent, industry-recognized corporate bond pricing service. The sponsor may acquire bonds from Guggenheim Capital Markets, LLC, a wholly-owned subsidiary of Guggenheim Partners, LLC and affiliate of the sponsor, and GPAM, who may accumulate such bonds at the request of the sponsor. The offering prices are greater than the current bid prices of the bonds which are the basis on which redemption price per unit is determined for purposes of redemption of units (see the first paragraphs under "Public Offering--Offering Price" and "How to Sell Your Units--Redemption-- Computation of Redemption Price Per Unit"). The cost to sponsor and the resulting profit or loss to sponsor may include the gain or loss on certain futures contracts entered into by the sponsor in an effort to hedge the impact of interest rate fluctuations on the value of certain of the bonds. Other information regarding the bonds is as follows:

                Cost to Sponsor         Profit (Loss) to Sponsor
                (on the deposit             (on the deposit
                 of the bonds)               of the bonds)
                ---------------         ------------------------
                  $14,886,676                  $(12,624)

(5)  Estimated annual interest income to the trust is $812,541 (unaudited).

(6) In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is defined as the price that the trust would receive upon selling an investment in a orderly transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels. Level 1 which represents quoted prices in active markets for identical investments. Level 2 which represents fair value based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.). Level 3 which represents fair value based on significant unobservable inputs (including the trust's own assumptions in determining the fair value of investments). At the Inception Date, all of the trust's investments are classified as Level 2 as the securities are transacted through a dealer network.

(7) This bond has a "make whole" call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the bonds, a "make whole" amount, and any accrued and unpaid interest to the date of redemption. The "make whole" amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the bonds being redeemed. In addition, the bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.

(8) This bond may be redeemed in whole or in part in the event that the issuer's cash subsidy payment (either 35% or 45%) from the U.S. government is reduced or eliminated ("extraordinary redemption"). Such redemption may result in a redemption price less than the value of the bond on the Inception Date.

(9) This bond has a credit enhancement in which a state or other governmental entity is authorized to withhold funds that would otherwise be paid to the school district or college and divert those funds for the payment of debt service on the debt obligations. Credit enhancement typically results in a higher rating than the school district or college could obtain on a stand-alone basis.

(10) This security is rated investment-grade quality by a nationally recognized statistical rating organization other than Standard & Poor's.

* This bond was issued at an original discount. See "Investment Risks" for additional information.



================================================================================
UNDERSTANDING YOUR INVESTMENT

                                   The Trust

     Organization. The trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement (the "Trust Agreement"). The Trust Agreement is dated as of the Inception Date and is between Claymore Securities, Inc. as sponsor and as evaluator ("evaluator") and The Bank of New York Mellon, as trustee. The evaluator determines the value of the bonds held in the trust generally based upon prices provided by a pricing service. On the Inception Date, the sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations. After the deposit of the bonds and the creation of the trust, the trustee delivered to the sponsor the units (the "units") comprising the ownership of the trust. These units are now being offered pursuant to this prospectus.

     Units. Each unit represents the fractional undivided interest in the principal and net income of the trust. If any units of the trust are redeemed after the Inception Date, the fractional undivided interest in the trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.

                                Public Offering

     Offering Price. The sponsor will serve as the trust's principal underwriter. The price of the units of the trust as of the Inception Date was determined by adding to the evaluator's determination of the aggregate offering price of the bonds per unit, based upon prices provided by Standard & Poor's Securities Evaluations, cash and other net assets in the portfolio, and a pro rata portion of estimated organization costs. Included within the Public Offering Price is a sales charge. During the initial public offering period, for sales of at least $100,000 or 100 units investors will be entitled to a volume discount from the sales charge as described below. For units purchased during the initial offering period, the sales charge will be deferred. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the bonds at the date of delivery of the units to the purchaser is also added to the Public Offering Price. However, after the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the Public Offering Price of the units will not include a pro rata portion of estimated organizational costs.

     During the initial offering period the aggregate offering price of the bonds in the trust is determined by the evaluator. To determine such prices, the evaluator utilizes prices received from Standard & Poor's Securities Evaluations. Standard & Poor's Securities Evaluations determines such offering prices (1) on the basis of current offering prices for the bonds, (2) if offering prices are not available for any bonds, on the basis of current offering prices for comparable bonds, (3) by making an appraisal of the value of the bonds on the basis of offering prices in the market, or (4) by any combination of the above. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is based upon the aggregate bid price of the underlying bonds and which is expected to be less than the aggregate offering price, see "How to Sell Your Units--Redemption."

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, and the initial fees and expenses of the trustee. Cash has been deposited in the trust for purposes of the payment of organization costs. Organization costs will not exceed the estimate set forth under "Fees and Expenses."

     Deferred Sales Fee. You pay a sales fee when you buy units. In the primary market, the transactional sales fee for the trust typically has only a deferred component and is a fixed-dollar amount of $49.00 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $1,000 per unit, the deferred sales fee will be 4.90% of the Public Offering Price per unit. If the price you pay for your units exceeds $1,000 per unit, the deferred sales fee will be less than 4.90% . However, if the price you pay for your units is less than $1,000 per unit, the deferred sales fee will not exceed 4.90% . You pay any remaining deferred sales fee when you sell or redeem units. The trust may sell securities to meet the trust's obligations with respect to the deferred sales fee. Thus, no assurance can be given that the trust will retain its present size and composition for any length of time.

     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."

     Initial Sales Fee. Typically, the trust does not charge an initial sales fee. However, if you purchase units of the trust in the secondary market, your maximum sales fee will be 4.90% of the Public Offering Price per unit and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 4.90% of the Public Offering Price per unit and the remaining deferred sales fee. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales fee will consist of a one-time sales fee of 4.90% of the Public Offering Price per unit.

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee the sponsor will credit you the difference between your maximum sales fee and the deferred sales fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases during the primary offering period are entitled to the following sales charge reductions:

                     Sales Charge
                      Reductions
Purchase Amount       (Per Unit)
-------------------  -----------
$99,999 or less       $  0.00
$100,000 - $249,999      4.00
$250,000 - $499,999      6.00
$500,000 - $999,999     14.00
$1,000,000 or more      19.00

     You may aggregate unit purchases of any Claymore trust by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o    purchases by your spouse or minor children, and

     o    purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account"). If you purchase units for a Fee Account, you will pay the Public Offering Price less the maximum applicable concession the sponsor typically allows to broker-dealers for non-breakpoint trades.

     This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may receive cash distributions. We reserve the right to limit or deny purchases of units with this discount by investors whose frequent trading activity we determine to be detrimental to your trust. See "Rights of Unitholders--Expenses and Fees" in this prospectus.

     Exchange or Rollover Option. If you are buying units of your trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units with a reduction of $10 per unit from the maximum Public Offering Price, which will include a deferred sales fee. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy, or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Tax Status" in this prospectus. See "Expenses and Fees" in this prospectus.

     Employees. We do not charge the portion of the sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Distribution of Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

                     Concession
Purchase Amount       per Unit
-------------------  ---------
$99,999 or less       $ 35.00
$100,000 - $249,999     33.00
$250,000 - $499,999     32.00
$500,000 - $999,999     25.00
$1,000,000 or more      20.00
Rollover Purchases      20.00

     We apply these amounts at the time of the transaction. Firms that are serving as underwriters are entitled to additional compensation as described in "Underwriting Concessions" below. For secondary market sales, the dealer concession will be 80% of the applicable sales charge.

     Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be equal to 0.10% of the value of eligible Claymore unit trusts sold in the primary market during a calendar quarter so long as the broker-dealers or other firms sell at least $25 million of eligible Claymore unit trusts during the calendar quarter. Eligible unit trusts include all Claymore unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Underwriters other than the sponsor will sell units of the trust to other broker-dealers and selling agents at the Public Offering Price per unit less a concession or agency commission not in excess of the underwriter concession allowed to the underwriters by the sponsor as described in "Underwriting Concessions" below.

     Claymore reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trust to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this trust and other Claymore products. This compensation is intended to result in additional sales of Claymore products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Claymore products by the intermediary or its agents, the placing of Claymore products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Claymore products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Claymore product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units in the amounts set forth in the "Trust Portfolio."

     Additional Units. After your trust is created, additional units of the trust may be issued by depositing in the trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase bonds, contracts to purchase bonds or additional bonds.

                            Underwriting Concessions

     The sponsor has entered into an Agreement Among Underwriters pursuant to which it shall serve as the principal underwriter for units of the trust. The Agreement Among Underwriters provides that a public offering of the units of the trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession as described in "Public Offering--Distribution of Units."

     In lieu of the concessions provided in "Public Offering--Distribution of Units," the entities that have executed the Agreement Among Underwriters and acquired at least $500,000 in units of the trust from the sponsor on the first day units are sold publicly (the "Underwriters") will receive from the sponsor the maximum dealer concession contained in the following table:

                         Maximum
                          Dealer
                        Concession
Purchase Amount         (Per Unit)
----------------------  ----------
$499,999 or less          $35.00
$500,000 - $999,999        36.00
$1,000,000 - $1,999,999    37.00
$2,000,000 - $2,999,999    38.00
$3,000,000 or more         40.00

     Following the first day that units are sold publicly, Underwriters that sell $499,999 or less of the trust on a given day will be entitled to a maximum dealer concession of $35.00 per unit, and Underwriters that sell at least $500,000 on a given day will be entitled to a maximum dealer concession per unit equal to the amount received for sales occurring on the first day units are sold publicly.

     The dealer concessions provided above represent the maximum compensation available for dealer firms for non-breakpoint trades. For breakpoint trades by investors, the compensation received by dealer firms for a given transaction will be reduced by the amount of the sales charge reduction provided to the investor purchasing units. (See "Public Offering--Large Purchases" in the prospectus for the Sales Charge Reductions schedule.)

     In addition to any other benefits, the sponsor will share with the Underwriters, on a pro rata basis, 50% of the net gain, if any, represented by the difference between the sponsor's cost of the securities in connection with their acquisition (including the cost of insurance obtained by the sponsor prior to the Inception Date for individual securities, if any, and including the effects of portfolio hedging gains and losses and portfolio hedging transaction costs, if any) and the aggregate offering price thereof on the Inception Date (the "acquisition profit") less a charge for acquiring the bonds in the portfolio and for the sponsor maintaining a secondary market for the units. For purposes of determining the acquisition profit, the sponsor will utilize the prices of the bonds derived from Standard & Poor's Securities Evaluations. All units created by the sponsor on the Inception Date will be eligible for the purpose of determining the acquisition profit. Dealers who are Underwriters will be eligible for a portion of such acquisition profit, if any.

                Underwriting

Name and Address             Number of Units
------------------------     ---------------








Total:                            14,875


     Sponsor's and Dealers' Profits. As set forth under "Public Offering-- Offering Price," the sponsor and the dealers will receive gross commissions equal to the specified percentages of the Public Offering Price of the units of the trust.

     Also, any difference between the sponsor's cost to purchase the securities and the price at which it sells them to the trust is considered profit or loss. In offering units of the trust the sponsor and dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the bonds in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. Recently, securities markets have experienced significant volatility. If the value of the bonds falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Failure of Issuers or Insurers to Pay Interest and/or Principal. The primary risk associated with an investment in bonds is that the issuer or insurer of a bond may default on principal and/or interest payments when due on the bond. Such a default would have the effect of lessening the income generated by the trust and/or the value of the bonds and the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Inception Date the rating assigned to a bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond or responsible for a decline in the rating of any bond in the portfolio.

     Current economic conditions risk. The U.S. economy's recession began in December 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of uncertainty in the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     Build America Bonds. As of the initial date of deposit, at least 80% of the bonds in the trust are Build America Bonds. The Build America Bonds market is smaller and less diverse than the broader municipal securities market. In addition, because Build America Bonds are a new form of municipal financing and because bonds issued after December 31, 2010 currently will not qualify as Build America Bonds unless the relevant provisions of the Recovery Act are extended, it is difficult to predict the extent to which a market for such bonds will develop. Therefore, Build America Bonds may experience greater illiquidity than other types of municipal securities.

     Because issuers of direct pay Build America Bonds held in the trust receive reimbursement from the U.S. Treasury with respect to interest payments on the bonds, there is a risk that those municipal issuers will not receive timely payment from the U.S. Treasury and may remain obligated to pay the full interest due on direct pay Build America Bonds held by the trust. Furthermore, it is possible that a municipal issuer may fail to comply with the requirements to receive the direct pay subsidy or that a future Congress may terminate the subsidy altogether. In addition, the Internal Revenue Code contains a general offset rule (the "IRS Offset Rule") which allows for the possibility that the subsidy payments received by issuers of the Build America Bonds may be subject to offset against amounts owed by them to the Federal government. Moreover, the Internal Revenue Service ("IRS") may audit the agencies issuing Build America Bonds and such audits may, among other things, examine the price at which Build America Bonds are initially sold to investors. If the IRS concludes that a Build America Bond was mispriced based on its audit, it could disallow a portion or all of the interest subsidy received by the issuer of the Build America Bond. The IRS Offset Rule and the disallowance of any interest subsidy as a result of an IRS audit could potentially adversely affect a Build America Bonds issuer's credit rating, and adversely affect the issuer's ability to repay or refinance Build America Bonds. This, in turn, could adversely affect the ratings and value of the Build America Bonds held by the trust and the value of the trust's units and could impair the issuer's ability to make scheduled interest payments.

     Because the Build America Bonds program is new, certain aspects of the Build America Bonds program may be subject to additional Federal or state level guidance or subsequent legislation. For example, the IRS or U.S. Treasury could impose restriction or limitations on the payments received. Aspects of the Build America Bonds program for which the IRS and U.S. Treasury have solicited public comment include, but have not been limited to, methods for making direct payments to issuers, the tax procedural framework for such payments, and compliance safeguards. It is not known what additional procedures will be implemented with respect to direct pay Build America Bonds, if any, nor is it known what effect such possible procedures would have on the Build America Bonds market.

     Legislation is currently being considered which would extend the provisions of the Recovery Act applicable to Build America Bonds. This legislation, if enacted, may modify the characteristics of Build America Bonds issued after December 31, 2010, including reducing the amount of subsidy paid to issuers.

     Market Risk. Market risk is the risk that the value of the bonds in the trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bonds' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the trust is not managed, the trustee will not sell bonds in response to or in anticipation of market fluctuations, as is common in managed investments.

     Income Risk. The income from the trust's portfolio may decline for a variety of reasons including, but not limited to, falling market interest rates, bonds that are sold from the trust's portfolio and increased expenses.

     Price Volatility of Fixed-Rate Bonds. An investment in units of the trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the units) will decline with increases in interest rates. Inflation and the overall economy are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds. Bonds are also subject to the risk that their values may decline if the issuer's financial condition worsens or if perceptions of the issuer's financial condition change.

     Original Issue Discount Bonds. Certain of the bonds in the trust may be original issue discount bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate.

     Original issue discount bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis. The trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. The trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

     On sale or redemption, unitholders may receive ordinary income dividends from the trust if the trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short-term capital gain. In general, the Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

     The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value. See "Tax Status" herein.

     "When Issued" and "Delayed Delivery" Bonds. Certain bonds in the trust may have been purchased by the sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Inception Date (although such issuer had committed to issue such bonds). In the case of these and/or certain other bonds, the delivery of the bonds may be delayed ("delayed delivery") or may not occur. The effect of the trust containing "delayed delivery" or "when issued" bonds is that unitholders who purchased their units prior to the date such bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" bonds during the time between their purchase of units and delivery of such bonds to the trust.

     Redemption or Sale Prior to Maturity. Certain of the bonds in the portfolio of the trust may be called prior to their stated maturity date pursuant to sinking fund or call provisions. A call provision is more likely to be exercised by an issuer when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the bonds may be sold or otherwise mature. In such cases, the proceeds from such events will be distributed to unitholders. The sponsor may also direct the trustee to sell certain securities held by the trust to meet the trust's obligations with respect to the deferred sales fee and expenses. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

     The trust may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.

     To the extent that a bond was deposited in the trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

     Market Discount. The portfolio of the trust may consist of some bonds whose current market values were below principal value on the Inception Date. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. Because the trust is not actively managed, the trustee will not sell bonds in response to or in anticipation of market discounts or fluctuations.

     Failure of a Contract to Purchase Bonds and Substitution of Bonds. In the event of a failure to deliver any bond that has been purchased for the trust under a contract ("failed bonds"), the sponsor is authorized to purchase other bonds ("replacement bonds"). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

     o    be a taxable municipal bond;

     o have a fixed maturity or disposition date comparable to that of the failed bond it replaces;

     o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and

     o be rated at least in the category of BBB or Baa by a major rating organization.

     If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the Estimated Net Annual Interest Income per unit for the trust would be reduced and the Estimated Current Return thereon might be lowered.

     Risk Inherent in an Investment in Different Types of Bonds. Taxable Municipal Bonds. The trust may invest significantly or exclusively in taxable municipal bonds. State, municipalities and public authorities issue these bonds to raise money for a variety of purposes. This section briefly describes different bond types to help you better understand your investment.

     Concentration Risk. The trust may contain or be concentrated in one or more of the classifications of bonds referred to below. A trust is considered to be "concentrated" in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes a trust less diversified and subject to more market risk. An investment in units of the trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

     General Obligation Bonds. Certain of the bonds in the portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity's control.

     Appropriations Bonds. Certain bonds in the trust may be bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such bonds.

     Industrial Development Revenue Bonds ("IDRs"). IDRs, including pollution control revenue bonds, are bonds issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

     Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

     Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multifamily housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

     Power Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to bonds.

     Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

     Education, University and College Bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

     Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

     Capital Improvement Facility Bonds. The portfolio of the trust may contain bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

     Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

     Moral Obligation Bonds. The trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

     Refunded Bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent party until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

     Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

     Special Tax Bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

     Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

     Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

     Convention Facility Bonds. The portfolio of the trust may contain bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation bonds issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

     Correctional Facility Bonds. The portfolio of the trust may contain bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation bonds issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

     Transportation Bonds. Transportation bonds are obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

     Litigation and Legislation. To the best knowledge of the sponsor, there is no litigation pending as of the Inception Date in respect of any bonds which might reasonably be expected to have a material adverse effect upon the trust. Nevertheless, lawsuits involving the bonds included in the trust or their issuers may exist. At any time after the Inception Date, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to bonds in the trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the bonds.

                              The Secondary Market

     Although it is not obligated to do so, the sponsor intends to maintain a market for the units of the trust and continuously to offer to purchase units of the trust during the initial offering period at prices based upon the aggregate offering price of the securities in the trust, and thereafter at prices based on the aggregate bid price of the related securities. After the initial offering period, the sponsor's repurchase price shall be not less than the redemption price plus accrued interest through the expected date of settlement. See "Rights of Unitholders--Redemption--Computation of Redemption Price per Unit." Unitholders pay any remaining deferred sales fee when they sell or redeem units. Any units repurchased by the sponsor may be reoffered to the public by the sponsor at the Public Offering Price at such time, plus accrued interest.

     If the supply of units of any series exceeds demand, or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the securities. The sponsor does not in any way guarantee the enforceability, marketability, or price of any security in the portfolio or of the units of the trust. In the event that a market is not maintained or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the underlying securities. In the event that a market is not maintained for the units of the trust, a unitholder may be able to dispose units by tendering such units to the trustee for redemption at the redemption price, which is based upon the aggregate bid price of the underlying securities. The aggregate bid price of the securities in the trust may be expected to be less than the aggregate offering price. A unitholder should inquire of the sponsor as to current market prices prior to making a tender for redemption to the trustee. See "Rights of Unitholders--Redemption" and "Claymore."

                          Estimated Current Return and
                   Estimated Long-Term Return to Unitholders

     The rate of return on each unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per unit and Estimated Long-Term Return per unit, each as of the Inception Date, is set forth under "Summary of Essential Financial Information." Information regarding the estimated distributions of principal and interest to unitholders of the trust is available from the sponsor on request.

     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per unit by the Public Offering Price. Estimated Net Annual Interest Income per unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Income per unit also assumes the sale of securities as needed to allow the trust to pay the deferred sales fee. The Estimated Net Annual Interest Income per unit assumes that such sales of securities will be made on a pro rata basis, however, the trust may sell a portion of some or all of the securities as needed to pay the deferred sales fee. Non-pro rata sales may impact the net annual interest income a unitholder receives. The Public Offering Price per unit will vary with changes in the offering price of the bonds. Estimated Current Return takes into account only the interest payable on the bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from principal value on the bond's purchase price. Moreover, because interest rates on bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per unit may be affected adversely if such bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

     Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the bonds in the trust and (ii) takes into account the expenses and sales charge associated with each unit of the trust. The Estimated Long-Term Return assumes that each bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable bond). If the bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that bond may be different than the initial quoted yield. Since the market values and estimated retirements of the bonds, the expenses of the trust and the Net Annual Interest Income and Public Offering Price per unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future. Contact the sponsor, as indicated on the back page of the Prospectus, for information regarding the estimated principal and interest distribution schedule of the trust.

                                   Tax Status

     This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the "Health Care and Education Reconciliation Act of 2010," income from the trust may also be subject to a new 3.8% "medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. Because these lower rates expire after December 31, 2010, it is unlikely that you will receive any long-term capital gains from the trust eligible for these lower rates (except for any "capital gains dividends" as discussed above). For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000, with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners.

                             Rights of Unitholders

     Ownership of Units. Ownership of units of the trust will not be evidenced by certificates. All evidence of ownership of uncertificated units will be recorded in book-entry form at Depository Trust Company ("DTC") through an investor's broker's account. Units held through DTC will be registered in the nominee name Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book-entry form through DTC. Ownership and transfer of book-entry units will be evidenced and accomplished by book-entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants.

     Beneficial owners of book-entry units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee. Recordholders must sign such written request exactly as their names appear on the records of the trustee.

     Fractions of units, if any, will be computed to three decimal places.

     Distribution of Interest and Principal. Unitholders will receive interest distributions on a monthly basis. Principal, including capital gains, and interest will be distributed on the distribution date; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per unit then outstanding. If such condition exists, the trustee shall, on the next succeeding distribution date, distribute the unitholder's pro rata share of the balance of the Principal Account. Interest received by the trust will be distributed on each applicable distribution date to unitholders of record of the trust as of the preceding applicable Record Date who are entitled to such distributions at that time. All distributions will be net of applicable expenses and funds required for the redemption of units. See "Essential Information," "Rights of Unitholders--Expenses and Fees" and "How to Sell Your Units--Selling Units."

     The trustee will credit to the Interest Account for the trust all interest received by the trust, including that part of the proceeds of any disposition of bonds which represents accrued interest. Other receipts of the trust will be credited to the Principal Account for the trust. The pro rata share of the Interest Account of the trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each unit thereof will be computed by the trustee each applicable Record Date. See "Essential Information." The trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). Proceeds received from the disposition of any of the bonds subsequent to a monthly Record Date and prior to the next succeeding monthly distribution date will be held in the Principal Account for the trust and will not be distributed until the second succeeding monthly distribution date. Because interest on the bonds is not received by the trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the trust as of the applicable Record Date. See "Essential Information." Persons who purchase units between a Record Date and a distribution date will receive their first distribution on the second distribution date following their purchase of units.

     The difference between the estimated net interest accrued to the first Record Date and to the related distribution date is an asset of the respective unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such units or the maturity, redemption or sale of bonds in the trust.

     Record dates for interest and principal distributions will be the 15th day of the month. All unitholders, however, who purchase units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Details of estimated interest distributions, on a per unit basis, appear in the "Summary of Essential Financial Information." The amount of the regular distributions will generally change when bonds are redeemed, mature or are sold or when fees and expenses increase or decrease, or if issuers or insurers are unwilling or unable to pay distributions when due.

     The trustee will, as of the last day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the trust as of the first day of such month. See "Rights of Unitholders--Expenses and Fees." The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate account. In addition, the trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of units by the trustee. See "Rights of Unitholders--Redemption." Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the unitholders and are available for use by the trustee pursuant to normal banking procedures.

     Because interest on bonds in the trust is payable at varying intervals, usually in semiannual installments, the interest accruing to the trust will not be equal to the amount of money received and available for distribution from the Interest Account to unitholders. See "Tax Status." Therefore, on each applicable distribution date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances during the first year of the trust, the trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. In addition, the trustee has agreed to advance sufficient funds to the trust in order to reduce the amount of time before distributions of interest to unitholders commence. The trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the trust. The trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

     In order to acquire certain of the bonds subject to contract, it may be necessary to pay on the settlement dates for delivery of such bonds amounts covering accrued interest on such bonds which exceed the amounts paid by unitholders. The trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular bonds with respect to which such payments may have been made.

     In addition, because of the varying interest payment dates of the bonds comprising the trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the trustee, will be greater than the amount of interest actually received by the trust and distributed to unitholders.

     Therefore, there will usually remain an item of accrued interest that is added to the value of the units. If a unitholder sells all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Similarly, if a unitholder redeems all or a portion of his units, the redemption price per unit which he is entitled to receive from the trustee will also include accrued interest on the bonds. Thus, the accrued interest attributable to a unit will not be entirely recovered until the unitholder either redeems or sells such unit or until the trust is terminated.

     Expenses and Fees. Investors will bear all or a portion of the costs incurred in organizing the trust -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and the states, the initial audit of the trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of units.

     The trustee's, sponsor's supervisory, bookkeeping and administrative and sponsor's evaluation fees are set forth under "Fees and Expenses." The trustee's fee and the sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of bonds on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee, which is earned for portfolio supervisory services, and the bookkeeping and administrative fees are based on the largest number of units in the trust at any time during such period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decreased during that period. The sponsor's supervisory fee, bookkeeping and administrative and sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the trust, may exceed the actual costs of providing portfolio supervisory, bookkeeping and administrative or evaluation services for the trust, but at no time will the total amount the sponsor receives for portfolio supervisory services, bookkeeping and administrative or evaluation services rendered to all series of Claymore Securities Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year. The trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of the trust.

     The trustee will receive for its ordinary recurring services to the trust an annual fee in the amount set forth under "Fees and Expenses" for the trust. There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the trustee from the trust's funds, see "Rights of Unitholders--Distribution of Interest and Principal." For a discussion of the services performed by the trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The trustee's fee, bookkeeping and administrative fees and the sponsor's fees are payable monthly, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent." If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the trust, or amounts payable to the trustee which are secured by its prior lien on the trust, the trustee is permitted to sell bonds to pay such amounts.

     Other Charges. The following additional charges are or may be incurred by the trust: all expenses (including audit and counsel fees) of the trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the sponsor, the expenses and costs of any action undertaken by the trustee to protect the trust and the rights and interests of the unitholders; fees of the trustee for any extraordinary services performed under the Trust Agreement; indemnification of the trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the trust; and all taxes and other governmental charges imposed upon the bonds or any part of the trust (no such taxes or charges are being levied or made or, to the knowledge of the sponsor, contemplated). To the extent lawful, the trust shall bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or the trust under federal or state bonds laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the trust. Any payments received by the sponsor reimbursing it for payments made to update the trust's registration statement will not exceed the costs incurred by the sponsor. The above expenses, including the trustee's fee, when paid by or owing to the trustee, are secured by a lien on the trust. The sponsor may direct the trustee to sell bonds to meet the trust's obligations with respect to the deferred sales fee. In addition, the trustee is empowered to sell bonds in order to make funds available to pay all expenses. Thus, no assurance can be given that the trust will retain for for any length of time its present size and composition.

     Reports and Records. The trustee shall furnish unitholders of a trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. Within a reasonable time after the end of each calendar year, the trustee will furnish to each person who at any time during the calendar year was a unitholder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of bonds and any earned original issue discount), deductions for payment of applicable taxes and for fees and expenses of the trust, redemptions of units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the trust, purchase of replacement bonds, redemptions of units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (3) a list of the bonds held and the number of units outstanding on the last business day of such calendar year;
(4) the redemption price per unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each unit outstanding.

     The trustee shall keep available for inspection by unitholders at all reasonable times during usual business hours, books of record and account of its transactions as trustee including records of the names and addresses of unitholders of the trust, certificates issued or held, a current list of bonds in the trust and a copy of the Trust Agreement.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymore.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redemption. Tender of Units. Units may be tendered to The Bank of New York Mellon, the trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the units. No redemption fee will be charged by the sponsor or the trustee. Units redeemed by the trustee will be canceled.

     The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "How to Sell Your Units--Redemption--Computation of Redemption Price per Unit." You pay any remaining deferred sales fee when you sell or redeem your units. The "date of tender" is deemed to be the date on which units are properly received by the trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the trustee on such day for redemption at the redemption price computed on that day.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of bonds by the trustee at a loss. To the extent bonds are sold, the size and diversity of the trust may be reduced.

     The trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the redemption price per unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the Securities and Exchange Commission by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

     Two months after the end of the initial offering period, you can generally request an in-kind distribution of the bonds underlying your units if you own units worth at least $1,000,000 or you originally paid at least that amount for your units. This option is generally available only for bonds traded and held in the United States and is not available within 30 business days of the trust's termination. Additionally, only the sponsor may redeem units in-kind during the primary offering period or during the subsequent two months. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the bonds underlying units of your trust, you may incur any distribution or service fees (Rule 12b-1 fees) applicable to those bonds.

     Computation of Redemption Price per Unit. The redemption price per unit is determined by the trustee on the basis of the bid prices of the bonds in the trust, while the Public Offering Price of units during the initial offering period is determined on the basis of the offering prices of the bonds, both as of the Evaluation Time on the day any such determination is made. The bid prices of the securities may be expected to be less than the offering prices. This redemption price per unit is each unit's pro rata share, determined by the trustee, of: (1) the aggregate value of the bonds in the trust (determined by the evaluator, generally based upon prices provided by a pricing service as set forth below), (2) cash on hand in the trust (other than cash covering contracts to purchase bonds), and (3) accrued and unpaid interest on the bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the trust, (b) the accrued expenses of a trust, (c) cash held for distribution to unitholders of record as of a date prior to the evaluation, and
(d) unpaid organization costs. You pay any remaining deferred sales fee when you sell or redeem your units. The evaluator, generally based upon prices provided by a pricing service may determine the value of the bonds in the trust (1) on the basis of current bid prices for the bonds, (2) if bid prices are not available for any bonds, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.

     Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     The difference between the bid and offer prices of bonds with characteristics consistent with the objectives of the trust are expected to be 0.65% to 0.75% of the principal value of the bonds. This value can fluctuate depending on liquidity and the balance of supply and demand for the individual issues. Immediately prior to the deposit of the trust, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Trust Portfolio." For this reason, among others, the price at which units may be redeemed could be less than the price paid by the unitholder.

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the trustee notify the sponsor of any tender of units for redemption. So long as the sponsor maintains a bid in the secondary market, the sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the trustee for redemption at the price so bid by making payment therefor to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the trustee (see "Public Offering--Offering Price"). Units held by the sponsor may be tendered to the trustee for redemption as any other units. In addition, the sponsor may tender units for redemption that were initially allocated to the sponsor on the Inception Date if the sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the trust.

     The offering price of any units resold by the sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering-Offering Price"). Any profit resulting from the resale of such units will belong to the sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see "Public Offering--Other Compensation and Benefits to Broker-Dealers").

     Exchange Option. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

                              General Information

     Claymore. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate the trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain securities held by the trust.

     On October 14, 2009, Claymore Group Inc., the parent of the sponsor, became a wholly-owned subsidiary of Claymore Holdings, LLC, which is a wholly-owned, indirect subsidiary of Guggenheim Partners, LLC.

     Claymore and the trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

     If at any time the sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged to be bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the Trust Agreement.

     The foregoing information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

     Responsibility. The trustee shall sell, for the purpose of redeeming units tendered by any unitholder and for the payment of expenses for which funds are not available, such of the bonds in a list furnished by the sponsor as the trustee in its sole discretion may deem necessary. The sponsor may also instruct the trustee to sell bonds in order to maintain the qualification of the trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the trust.

     It is the responsibility of the sponsor to instruct the trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange and substitution for any bonds pursuant to a refunding or refinancing plan, except that the sponsor may instruct the trustee to accept such an offer or to take any other action with respect thereto as the sponsor may deem proper if the issuer is in default with respect to such bonds or in the judgment of the sponsor the issuer will probably default in respect to such bonds in the foreseeable future.

     Any obligations so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the trustee is required to give notice thereof to each unitholder, identifying the obligations eliminated and the bonds substituted therefor. Except as stated in the Trust Agreement or in this and the preceding paragraph and in the discussion under "Investment Risks--Failure of a Contract to Purchase Bonds and Substitution of Bonds" regarding the substitution of replacement bonds for failed bonds, the acquisition by a trust of any bonds other than the bonds initially deposited is prohibited.

     The sponsor may direct the trustee to dispose of bonds in certain limited circumstances, including upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such bonds in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the unitholders.

     Resignation. If the sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the trustee in such event, the trustee may appoint a successor sponsor, terminate the Trust Agreement and liquidate the trusts or continue to act as Trustee.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

     In accordance with the Trust Agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office or available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the bonds held in the trust. Pursuant to the Trust Agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of bonds comprising the trust.

     Limitations on Liability. The trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, bonds or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except, generally, in cases of its willful misconduct, lack of good faith or gross negligence. In addition, the trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the trust which the trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolio."

     Responsibility. For information relating to the responsibilities of the trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders" and "Claymore--Resignation."

     Resignation. Under the Trust Agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the Trust Agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Evaluator. The sponsor will serve as the evaluator of the bonds in the trust, and as such will appraise the bonds or cause the bonds to be appraised. To appraise the bonds, the evaluator generally utilizes prices received from Standard & Poor's Securities Evaluations.

     Limitations on Liability. The trustee and the sponsor may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. Determinations by the evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the evaluator shall be under no liability to the trustee, the sponsor or unitholders for errors in judgment. However, this provision shall not protect the evaluator in cases of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     Responsibility. The Trust Agreement requires the evaluator to evaluate the bonds on the basis of their bid prices on each business day after the initial offering period, when any unit is tendered for redemption and on any other day such evaluation is desired by the trustee or is requested by the sponsor. For information relating to the responsibility of the evaluator to evaluate the bonds on the basis of their offering prices, see "Public Offering--Offering Price."

     Resignation. The evaluator may resign or may be removed by the sponsor and the trustee, and the sponsor and the trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                           Amendment and Termination
                             of the Trust Agreement

     The sponsor and the trustee have the power to amend the Trust Agreement without the consent of any of the unitholders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, (2) to change any provision required to be changed by the Securities and Exchange Commission, (3) to maintain the qualification of the trust as a regulated investment company, or (4) to make such other provisions as shall not adversely affect the interest of the unitholders. The sponsor and the trustee may amend the Trust Agreement with the consent of unitholders representing 66 2/3% of the units then outstanding, provided that no such amendment will reduce the interest in the trust of any unitholder without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment without the consent of all the unitholders. In no event shall the Trust Agreement be amended to permit the deposit or acquisition of bonds either in addition to or in substitution for any of the bonds initially deposited in a trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the trustee is obligated to notify promptly all unitholders of the substance of such amendment. The Trust Agreement specifies other limitations on amending the Trust Agreement.

     A trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the bonds. The sponsor may direct the trustee to terminate the trust if the par value of the trust falls below $200 per unit. The trustee shall notify the sponsor when the par value of the bonds in a trust is less than $2,000,000. A trust may also be terminated
(i) by the consent of 66 2/3% of the units or (ii) by the trustee in certain circumstances. In no event, however, may a trust continue beyond the Mandatory Termination Date set forth herein. In the event of termination, written notice thereof will be sent by the trustee to all unitholders. Within a reasonable period after termination, the trustee will sell any remaining bonds, and, after paying all expenses and charges incurred by the trust, will distribute to each unitholder, upon surrender of his units (including certificates, if any), his pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

                                    Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

                          Description of Bond Ratings

     Standard & Poor's Rating. A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation; and

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

     AAA -- An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA -- An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A -- An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB -- An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

     BBB- -- An obligation rated 'BBB-' is considered to be the lowest investment grade by market participants.

     BB+ -- An obligation rated 'BB+' is considered to be the highest speculative grade by market participants.

     BB -- An obligation rated 'BB' is less vulnerable in the near-term but faces major ongoing uncertainties to adverse business, financial and economic conditions.

     B -- An obligation rated 'B' is more vulnerable to adverse business, financial and economic conditions than higher rated obligations, but currently has the capacity to meet financial commitments.

     CCC -- An obligation rated 'CCC' is currently vulnerable and dependent on favorable business, financial and economic conditions to meet financial commitments.

     CC -- An obligation rated 'CC' demonstrates high current vulnerability.

     C -- An obligation rated 'C' demonstrates high current vulnerability as well as other defined circumstances.

     D -- An obligation rated 'D' is currently in payment default on some or all of its financial commitments.

     Plus (+) or minus (-) -- The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.




            Report of Independent Registered Public Accounting Firm

Unitholders

Claymore Securities Defined Portfolios, Series 709

     We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 10, 11 and 12 of this prospectus, of Claymore Securities Defined Portfolios, Series 709, as of September 10, 2010, the Inception Date. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the presentation of the overall statement of financial condition. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of September 10, 2010. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 709, as of September 10, 2010, in conformity with accounting principles generally accepted in the United States of America.


                                                         /s/ Grant Thornton LLP

Chicago, Illinois

September 10, 2010




Claymore Securities Defined Portfolios, Series 709
Statement of Financial Condition
as of the Inception Date, September 10, 2010

Investment in bonds
Sponsor's contracts to purchase underlying securities backed by
    letter of credit (1)(2)                                     $    14,874,052
    Cash (3)                                                             48,790
    Accrued interest receivable (4)                                     157,597
                                                                ---------------
          Total                                                 $    15,080,439
                                                                ===============
Liabilities and interest of unitholders
Liabilities:
    Amount due to Trustee (4)                                   $       157,597
    Organization costs and deferred sales fee                           777,665
                                                                ---------------
          Total                                                         935,262
                                                                ---------------
Interest of unitholders:
    Cost to unitholders (5)                                          14,922,842
    Less: deferred sales fee (6)                                        728,875
    Less: organization costs (7)                                         48,790
                                                                ---------------
    Net interest of unitholders                                      14,145,177
                                                                ---------------
          Total                                                 $    15,080,439
                                                                ===============
Number of units                                                          14,875
                                                                ===============
Net Asset Value per Unit                                        $        950.94
                                                                ===============

------------------
(1) Aggregate cost to the trust of the bonds listed under "Trust Portfolio" are based on offering side valuations determined by the evaluator, based upon prices provided by Standard & Poor's Securities Evaluations, on the basis set forth under "Public Offering--Offering Price."

(2) An irrevocable letter of credit issued by The Bank of New York Mellon has been deposited with the trustee as collateral, covering the monies necessary for the purchase of the underlying securities according to their purchase contracts and accrued interest from the Inception Date to the expected dates of delivery.

(3) During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of the trust.

(4) On the basis set forth under "Rights of Unitholders--Distribution of Interest and Principal" the trustee will advance an amount equal to the accrued interest on the bonds as of the "First Settlement Date," plus any cash received by the trustee with respect to interest on the bonds prior to such date, and the same will be distributed to the sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a unit to be added to the Public Offering Price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the unit.

(5) Aggregate Public Offering Price (exclusive of interest) is computed on the number of units set forth above under "Public Offering--Offering Price."

(6) The total sales fee consists of a deferred sales fee. On the Inception Date, the sales fee is $49.00 per unit. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(7) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing the trust. These costs have been estimated at $3.28 per unit for the trust and will not be assessed to units that are redeemed prior to the close of the initial offering period.



Contents
                                        Investment Summary
------------------------------------------------------------------
A concise        2     Overview
description      2     Investment Objective
of essential     2     Principal Investment Strategy
information      3     Bond Selection
about the        3     Guggenheim Partners Asset Management,
portfolio                  LLC (GPAM)
                 3     Future Trusts
                 4     Essential Information
                 4     Types of Bonds
                 4     Bond Ratings
                 4     States and Territories
                 5     Summary of Essential Financial Information
                 6     Principal Risks
                 7     Distributions
                 7     Market for Units
                 8     Who Should Invest
                 8     Fees and Expenses
                 9     Example
                10     Trust Portfolio

                              Understanding Your Investment
------------------------------------------------------------------
Detailed        13     The Trust
information     13     Public Offering
to help you     17     Underwriting Concessions
understand      18     Underwriting
your            19     Investment Risks
investment      27     The Secondary Market
                28     Estimated Current Return and Estimated
                           Long-Term Return to Unitholders
                29     Tax Status
                31     Rights of Unitholders
                35     How to Sell Your Units
                38     General Information
                41     Amendment and Termination
                           of the Trust Agreement
                42     Experts
                42     Description of Bond Ratings
                45     Report of Independent Registered Public
                           Accounting Firm
                46     Statement of Financial Condition

Where to Learn More
------------------------------------------------------------------
You can contact us for       Visit us on the Internet
free information about       http://www.claymore.com
these investments.           By e-mail
                             invest@claymore.com
                             Call Claymore (800) 345-7999
                             Pricing Line (888) 248-4954
                             Call The Bank of New York Mellon
                             (800) 701-8178 (investors)
                             (800) 647-3383 (brokers)

Additional Information
------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

  E-mail:    publicinfo@sec.gov
  Write:     Public Reference Section, Washington, D.C. 20549-0102
  Visit:     http://www.sec.gov (EDGAR Database)
  Call:      1-202-942-8090 (only for information on
             the operation of the Public Reference Section)

Refer to:
Claymore Securities Defined Portfolios, Series 709
        Securities Act file number: 333-168382
        Investment Company Act file number: 811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

CLAYMORE LOGO

GUGGENHEIM LOGO

PROSPECTUS

Claymore/Guggenheim
Build America Bonds
Trust, Series 4

Claymore Securities
Defined Portfolios
Series 709

DATED SEPTEMBER 10, 2010




                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

   The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                         INSURER/POLICY NO.                   AMOUNT

                  National Union Fire Insurance
                  Company of Pittsburgh,                    $4,000,000
                  Pennsylvania
                  5692790

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

            Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                         Exhibits as listed on page S-5


                                   SIGNATURES

   The Registrant, Claymore Securities Defined Portfolios, Series 709 hereby identifies Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 709 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 10th day of September, 2010.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 709
                                                                    (Registrant)

                                                    By CLAYMORE SECURITIES, INC.
                                                                     (Depositor)

                                                           By /s/ Kevin Robinson
                                                         -----------------------
                                                       Senior Managing Director,
                                                   General Counsel and Secretary


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     SIGNATURE*                           TITLE**                               DATE

                                                                            )    By:    /s/ Kevin Robinson
                                                                                        -------------------
                                                                            )           Kevin Robinson
                                                                            )           Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           September 10, 2010
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT*                           Vice Chairman                     )           September 10, 2010

ANTHONY DILEONARDI*                       Vice Chairman                     )           September 10, 2010

BRUCE ALBELDA*                            Chief Financial Officer and                   September 10, 2010
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     September 10, 2010
                                          General Counsel and Secretary

---------------
     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-149523 on April 9, 2008.

     ** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826) filed on February 6, 2002).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.